November 7, 2006

Mail Stop 4561

Mr. Timothy R. Redpath
Chief Executive Officer
CS Financing Corporation
45 San Clemente Drive, Suite B210
Corte Madera, CA 94925

Re: CS Financing Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed October 20, 2006
File No. 333-129919

Dear Mr. Redpath:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise any inaccurate reference to "wholly owned subsidiary" in your registration statement. We note the reference in footnote 1 to your financial statements.

Use of Proceeds, page 12

2.   Please adjust your "Use of Proceeds" section to clarify how much of the $250,000 of your estimated offering expenses have been paid to date by your parent. In addition, if you intend to use proceeds to reimburse your parent, please disclose that in this section.

Mr. Timothy Redpath
CS Financing Corporation
November 7, 2006
Page 2

Capital Resources and Results of Operations, page 25

3.	We note your response to our former comment 14; however, this disclosure is still vague. Please make it clear if you intend to reimburse your parent company for the expenses mentioned in this section. If so, please disclose all terms of repayment, which do not seem to be included in the subscription agreement to which you refer. In addition, add a risk factor that describes what will happen if you do not raise enough money in this debt offering to reimburse your parent.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn, accounting branch chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Todd A. Duckson, Esq.
       Hinshaw & Culbertson LLP
       3100 Campbell Mithun Tower
       222 South Ninth Street
       Minneapolis, MN 55402